May 20, 2014

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Era Anagnosti, Staff Attorney
Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-195678

Dear Ms. Long:

Century Communities, Inc., a Delaware corporation (the “Company”), is filing today via EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein. We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission six copies of Amendment No. 1 and the exhibits filed therewith, five copies of which have been marked to show the changes from the initial public filing of the Registration Statement filed via EDGAR on May 5, 2014.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated May 19, 2014 (the “Comment Letter”) addressed to Mr. Dale Francescon of the Company. For your convenience, we have repeated your comments and provided the response of the Company in bold. Please note that references to page numbers refer to the pages in the marked version of Amendment No. 1.

General

1.	Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

The Company has included in Amendment No. 1 updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Risk Factors, page 15

Risks Related to Our Business, page 15

We may incur a variety of costs to engage in future growth . . ., page 29

2.	Please revise this risk factor to address the specific risks resulting from your inability to realize the margins you expect from the recent LVLH acquisition, as discussed on page 63 under the “Outlook” heading.

U.S. Securities and Exchange Commission

May 20, 2014

The Company has revised the disclosure in “Risk Factors—Risks Related to Our Business—We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized” (pages 37-38) as requested.

Risks Related to Our Indebtedness, page 31

3.	We note in several risk factors, including “[w]e expect to use leverage in executing our business strategy . . .” on page 31 and in “[a]ccess to financing sources may not be available on favorable terms . .. .” on page 32, that you have eliminated discussion of your current debt outstanding. We also note your disclosure beginning on page 11 regarding your intent to enter into a new senior unsecured revolving credit facility. Until such new credit facility is in place, your disclosure should reflect the current status of your indebtedness. Please update your disclosure as necessary.

The Company has revised the disclosures in “Risk Factors—Risks Related to Our Indebtedness—We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets” (pages 39-40), “—Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns” (pages 40-41), and “—Interest expense on debt we will incur may limit our cash available to fund our growth strategies” (page 41), as requested.

Capitalization, page 45

4.	It appears to us that amounts presented as actual total common stock and additional paid-in capital, actual total capitalization, and pro forma total capitalization at December 31, 2013 are misstated. Please revise as appropriate.

The Company has revised the table in “Capitalization” (page 53) as requested.

Changes in Accountants, page 148

5.	We note that in the second paragraph of your disclosures you only refer to the year ended December 31, 2012. Since you should refer to the two most recent fiscal years, please revise your disclosures to comply with Items 304(a)(1)(i) and (iv) of Regulation S-K. Please also include an updated letter related to the revised disclosures from your former auditor.

The Company has revised the disclosure in “Change in Accountants” (page 172) and filed an updated Exhibit 16.1—Letter from BKD, LLP with the Registration Statement, as requested.

Century Communities, Inc. Consolidated Financial Statements, page F-1

General

6.	We note your response to comment eight in our letter dated April 22, 2014; however, it appears to us you should disclose the terms of outstanding land and lot option agreements at each balance sheet date.

The Company respectfully advises the Staff that it believes that the requested disclosure is not required under generally accepted accounting principles in the United States, nor is it a disclosure typically provided by its peers in the homebuilding industry. Given the nature of lot option agreements, which provide the Company with rights but not obligations to acquire lots in future periods, the lot option agreements do not represent contractual obligations of the Company at each balance sheet date, nor do they represent commitments as contemplated by ASC 440. Accordingly, the Company believes that disclosures regarding its future land positions are more appropriately addressed outside of its consolidated financial statements. The Company respectfully advises the Staff that it has disclosed its future land positions, which encompasses communities controlled via both lot option agreements as well as purchase and sale agreements for the purchase of bulk land positions, under “Summary—Description of Owned and Controlled Communities—Summary of Owned and Controlled Communities” (pages 9-10) and “Our Business—Description of Owned and Controlled Communities—Summary of Owned and Controlled Communities” (page 122).

U.S. Securities and Exchange Commission

May 20, 2014

Note 22. Subsequent Events, page F-33

7.	Please identify the date through which subsequent events have been evaluated and whether the date is the date the financial statements were issued or available to be issued. Please refer to ASC 855-10-50.

The Company revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—22. Subsequent Events” (page F-24) as requested.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.

Robert Francescon, Century Communities, Inc.

David Messenger, Century Communities, Inc.

William Wong, Esq., Greenberg Traurig, LLP

Howard Adler, Esq., Gibson, Dunn & Crutcher LLP